# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nordicus Partners Corp, CIK 0001011060
CUSIP: 28265K205
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 280 SOUTH BEVERLY DR., SUITE 505, BEVERLY HILLS, California (CA), 90212
Date of event which requires filing of this statement: 07/30/2025
Amends the filing with accession number 0001493152-24-049435
Filed by CIK 0002046935
Persons authorized to receive notices and communications: AC Nordic ApS, Strandvejen 60, 5., Hellerup, Denmark (G7), DK-2900, (45) 31 38 08 34

## Reporting persons
- AC Nordic ApS (CIK 0002046935): type of reporting person: partnership (PN); citizenship or place of organization: Denmark (G7); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 3,119,335; shared voting power 0; sole dispositive power 3,119,335; shared dispositive power 0; aggregate amount beneficially owned 3,119,335 (17.42% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Nordicus Partners Corp
Address of issuer's principal executive offices: 280 SOUTH BEVERLY DR., SUITE 505, BEVERLY HILLS, California (CA), 90212
Comment:
The issuer is Nordicus Partners Corporation, a Delaware corporation (the "Company"). The title of the class of equity securities to which this Statement relates is common stock, par value $0.001 per share ("Shares"). The Company's principal executive office is: 280 South Beverly Dr., Suite 505, Beverly Hills, CA 90212.

All share and per-share amounts in this Schedule reflect a 1-for-10 reverse stock split effective November 8, 2024.

## Item 2. Identity and Background
Name of person filing: This Statement is being filed by AC Nordic ApS (the "Reporting Person"). The sole owner and officer of the Reporting Person is Torben Steen Jensen.
Residence or business address: The Reporting Person's and Mr. Jensen's business address is: Strandvejen 60, 5., DK-2900 Hellerup, Denmark.
Present principal occupation or employment: Neither the Reporting Person nor Mr. Jensen has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Criminal convictions in the last five years: During the last five years, neither the Reporting Person nor Mr. Jensen has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of any such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: The Reporting Person is a private limited company (Anpartsselskab) organized in Denmark. Mr. Jensen is a citizen of Denmark.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: See Item 4.

## Item 4. Purpose of Transaction
Purpose of transaction:
On February 18, 2025, the Reporting Person acquired 2,000 Shares in a private transaction from a third party that is not an affiliate of the Company on a cost basis of $5.00 per Share, and sold an aggregate number of 7,500 Shares on a cost basis of $1.90 per Share in private transactions. On May 28, 2025, the Reporting Person gifted 109,750 Shares to another shareholder who is not an affiliate of the Company. On May 28, 2025, the Reporting Person gifted 113,095 Shares to GK Partners ApS. On June 2, 2025, the Reporting Person acquired 1,982 Shares in a private transaction a third party that is not an affiliate of the Company on a cost basis of $8.85 per Share. On June 16, 2025, the Reporting Person acquired 35,000 Shares from the Company on a cost basis of $4.00 per Share. On July 2, 3 and 30, 2025, the Reporting Person respectively acquired 25,000, 42,500 and 100,000 Shares from the Company, each on a cost basis of $1.90 per Share.

The purpose of all of these transactions - both the acquisition and dispositions - was a part of the Reporting Person's long-term strategy for asset diversification and liquidity.

The foregoing transactions were exempt under the Securities Act of 1933, as amended (the "Securities Act"). None of such shares was or will be registered under the Securities Act or any state securities laws, and unless so registered, may not be reoffered or resold in the United States absent such registration or an applicable exemption therefrom, or in a transaction not subject to the registration requirements of the Securities Act of 1933 and other applicable securities laws.

Except as stated above, there are no plans or proposals which the Reporting Persons or Mr. Jensen have which relate to or would result in: (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) Any material change in the present capitalization or dividend policy of the issuer; (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or (j) Any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this Schedule, the Reporting Person beneficially owned 3,119,335 Shares, constituting 17.42% of the outstanding Shares. The percentage of Shares owned is based upon 17,901,551 Shares outstanding as of August 26, 2025, based on inquiry of the Company's transfer agent.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of 3,119,335 Shares.
Transactions in the class effected during the past sixty days: The Shares were acquired on the dates set forth above in Item 4.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as described in Items 3 and 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- AC Nordic ApS: /s/ Torben Steen Jensen, Torben Steen Jensen (09/29/2025)